FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, in connection with an offer made by Banco de Chile jointly with its subsidiary, Banchile Corredores de Bolsa S.A., to buy all the shares of Legg Mason (Chile) Administradora General de Fondos S.A; all assets -excluding cash and its equivalents- and certain liabilities of Legg Mason (Chile) Inversiones Limitada.

Santiago, December 4, 2007	002453

Mr. Guillermo Larrain Rios
Superintendent of Securities and
Insurance

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution that on December 3, Banco de Chile jointly with its affiliate, Banchile Corredores de Bolsa S.A., have made a purchase offer to Legg Mason Inc, and Legg Mason ( Chile) Inversiones Limitada in order to acquire: all of the shares of Legg Mason ( Chile) Administradora General de Fondos S.A; all of the assets, excluding cash and its equivalents of Legg Mason (Chile) Inversiones Limitada, and certain liabilities of Legg Mason ( Chile) Inversiones Limitada. The total purchasing price for all of the Shares and Assets is the amount of thirteen million dollars of the United Estates of America (US$13,000,000.). The offer has been made pursuant to the terms, adjustments and conditions described in a letter that was delivered on this date to the addressees of it.

All the purchasing terms and conditions of the acquisitions of Shares and Assets, and the assumption of liabilities will be those to be set forth in the final agreements to be entered into by the parties and in the remaining definitive documentation, to be negotiated, executed and signed in accordance with the provisions to be agreed upon by the parties.

The closing of the transactions mentioned in the aforesaid offer was subject to the precedent conditions that consist in the following: (i) The purchasers shall have obtained a previous and explicit authorization from the Superintendency of Banks and Financial Institutions and the Superintendency of Securities and Insurance, if required (ii) that the merger between Banco de Chile and Citibank Chile be legally consummated, and (iii) as of the closing date all workers, Assets and Liabilities of Legg Mason (Chile) Inversiones Limitada shall have been assigned to Legg Mason (Chile) Administradora General de Fondos SA.

As of December 3 2007, Legg Mason, Inc. and Legg Mason ( Chile) Inversiones Limitada, accepted the aforesaid offer.

Sincerely,
Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 04, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO